JOHN T. ROOT, JR.
                                 ATTORNEY AT LAW
                                  P.O. Box 5666
                          Jacksonville, Arkansas 72078
                              Phone: (501) 529-8567
                               Fax: (501) 325-1130
                              j.root.5013@gmail.com

                                 April 17, 2014

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
Washington, D.C 20549

     Re: Mirax Corp.
         Registration Statement on Form S-1 Filed January 23, 2014 File No. 333-193498

Dear Mr. Porco and Mr. Niethamer,

I have reviewed your comments and have the following responses. I present your comment and my response thereto as the format.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

     * Your disclosure indicates that you are a development stage company issuing penny stock;
     * You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
     * You have a net loss of $477.00 to date and you have not generated any revenues to date;
     *    You have assets of only $5,729.00 consisting only of cash; and
     * Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
April 17, 2014
Page 2


RESPONSE: In response to your first comment regarding a blank check company, I referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock.

While we are a development stage company, the company is not a blank check company because:

     * it has its own specific operational business plan (we have included a statement in our amended form S-1 to state that we have not yet fully developed our business plan);
     * its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;
     * even though we have shown a loss to date, our activity has been waiting on your approval;
     * we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;
     * our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date;
     * the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Mirax Corp. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management. Our sole officer and director, has not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
     Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: We do not have any communications, as defined by Rule 405, that we, or anyone authorized by us, has presented or does present to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, we are not aware of any research reports about Mirax Corp that have been prepared or distributed, whether in reliance on Section 2(a)(3) or otherwise.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
April 17, 2014
Page 3


Prospectus Cover Page, page 3

3. Please disclose the duration of the offering, including the possibility of extension.

RESPONSE: We have amended the cover page of the prospectus to prominently provide the dates of the offering to include the possibility of an extension.

Prospectus Summary, page 3

4. Please identify the countries or regions from where you intend to import your products.

RESPONSE: As previously disclosed in the registration statement, the products are imported from China.

Risk Factors, page 5

5. You mention numerous times throughout your filing that you plan on partnering with SUNSKY Technology Limited Co., Ltd for the purchase of your inventory. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by obtaining your products from only one third party supplier.

RESPONSE: We have already purchased the first order from this entity. They have a lengthy and positive operating history. HOWEVER, AT YOUR REQUEST, WE HAVE INCLUDED A MATERIAL RISK IN OUR PROSPECTUS.

6. Please tell us what consideration you gave to including a risk factor discussing any material risk to your company posed by importing goods across international borders. In this regard, we note your disclosure on page 32 that you will be charged 40% customs fee upon importing your products across the Russian border.

RESPONSE: We have disclosed the relationship, the customs fee and attached a copy of the purchase contract. In the event that there is an interruption of supply from this particular supplier, we will contract to purchase the items from another supplier. The terms might not be as favorable to our operations, but we will continue to supply them. As this is an internal purchase, I do not believe that disclosure of this item is in our best interest. Should we discover a supplier who can substantially beat their pricing, including the customs fee, we need the flexibility to purchase elsewhere. Also, we believe that a material disclosure would alert our competition to the identity of our supplier, which we believe to be detrimental to our business.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
April 17, 2014
Page 4


We Have Yet To Earn Revenue And Our Ability To Sustain Operations..., page 6

7. We note your disclosure that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Management's Discussion and Analysis section.

RESPONSE: We note that this kind of opinion from the auditor is primary intended to cover the auditor in the unlikely event that we are not able to continue. While such a paragraph, in the past, was severely detrimental, it no longer is considered in that same vein. We have, accordingly though, amended our Management's Discussion and Analysis section to include a discussion of the anticipated needed capital over the next 12 months.

Because Our Sole Officer and Director Will Own 53.85% or more..., page 7

8. We note your disclosure that your sole owner will have "significant influence in determining the outcome of all corporate transactions..." Please revise your disclosure to explain that your sole holder will have control over determining the outcome of corporate transactions.

RESPONSE: We have amended our disclosure, accordingly, in our prospectus.

Use of Proceeds, page 14

9. We note your disclosure regarding the differing uses of proceeds assuming the sale of less than the maximum proceeds of the offering. Please disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold. If the order of priority is the order in which the uses have been listed in the table on page 14, please state as much. Please refer to Instruction 1 to Item 504 of Regulation S-K. Please provide the same information for the "Use of Proceeds" section appearing on page 20.

RESPONSE: We have amended our disclosure of the "Use of Proceeds" to comply more fully with Reg. S-K.

Dilution, page 15

10. Please provide us with the detail on how you arrive at your net tangible book value after the offering for all three scenarios of shares sold. In this regard, you disclose $8,012 of total offering costs on page II-1, but appear to compute net tangible book value after the offering by subtracting $14,906 of offering costs or intangible assets in each of the 3 scenarios. We also note several mathematical errors within this section. Please revise as appropriate.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
April 17, 2014
Page 5


RESPONSE: We have amended the disclosure of this item. The discrepancy was due, in large part, to the changes in previous registration statements.

Management's Discussion and Anal ysis or Pl an of Operation, page 17

11. We note that your auditors have issued a going concern opinion and that you lack sufficient cash to sustain operations for the next 12 months. Please provide disclosure describing your rate of negative cash flow per month and management's belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

RESPONSE: We have responded to this item in our response to item 7. Management does not anticipate that there will continue to be a negative cash flow beyond the effectiveness of this offering. We believe that disclosure of this item is not required by Reg. S-K, unless we believe this to be a continuing trend over the next 12 months. We have amended our disclosure for this item.

12 Month Plan of Operation, page 19

12. Please revise this section to remove references to "current customers" as you have not yet commenced operations and therefore do not have any customers.

RESPONSE: Revised as recommended.

13. On page 22, you refer to the "minimum" amount of funds ($30,000), which suggests that your offering requires a minimum amount of subscribers. Please revise to clarify this reference and each of the similar references you make at the outset of each set of assumptions.

RESPONSE: We have revised the wording as recommended.

Use of Proceeds, page 20

14. Revise your disclosure to clarify whether this section takes into account that you have already "executed [y]our first purchase of phone cases with [Shenzhen SUNSKY Technology]," as you indicate on page 3.

RESPONSE: We have revised our disclosure, accordingly on page 3 and throughout.

Summary, page 26

15. We note your disclosure on page 27 that you believe you can satisfy your cash requirements during the next twelve months. Please explain to us how this statement reconciles with your statement on page 17, where you state that you do not believe your cash balance is sufficient to fund your operations for "any period of time." Please advise or revise to make your disclosure consistent throughout your filing.

RESPONSE: We have amended as recommended.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
April 17, 2014
Page 6


Results of Operations, page 27

From Inception on September 6, 2013 to November 30, 2013, page 27

16. We note your disclosure in this section and throughout your filing that you have executed your first purchase order of phone cases from your supplier, Shenzhen SUNSKY Technology Limited Co., Ltd. Please provide a discussion about the details of this purchase order, including any contractual arrangements that may exist between you and the supplier. In particular, please discuss the date the purchase order and/or supply agreement, if any, was executed, the dollar amount of the purchase, the number of phone covers purchased, whether you have taken possession of the products and any other material terms of the purchase order. Furthermore, please disclose the basis of your belief that your supplier is "great and reliable," as you state on page 26.

RESPONSE: We have amended our disclosure to provide additional details of our first purchase, which has already occurred. The reference to "great and reliable" has been changed to simply refer to reliable. Elsewhere herein, we give history of this entity, to support our belief that they are fundamentally reliable.

17. Please tell us what consideration you gave to including your supply agreement, if any, or your first purchase order with Shenzhen SUNSKY as an exhibit to this filing. Please refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: Even though this supply agreement is a material part of our internal functions, it is verbal and we cannot include a copy in our amended filing.

Description of Business, page 30

Insurance, page 32

18. We note your disclosure that you do not currently maintain any insurance. Please tell us what consideration you gave to including a risk factor discussing the risks associated with a lack of insurance that you list in this section. Please see Item 503(c) of Regulation S-K.

RESPONSE: The ability to insure is a function of the shipping company. We have amended our disclosure to include this item. We do not believe that there is a significant risk to investors to be disclosed. We do believe that the risk to investors is minimal in this instance and that no disclosure is appropriate and that we have complied with Item 503(c) in not disclosing this item.

Mr. Daniel Porco, Mr. Jason Niethamer
United States Securities and Exchange Commission
April 17, 2014
Page 7


Plan of Distribution, page 37

19. In the third paragraph of this section, you state in the second sentence that the price per share is fixed for the duration of the offering. However, in the last sentence of the same paragraph, you also state that sales by you must be made at a fixed price until a market develops for the stock. Please revise the last sentence so that it is consistent with the first or tell us why you believe this language is appropriate.

RESPONSE: Amended as recommended.

Notes to the Financial Statements, page F-6

Note 7 - Income Taxes, page F-8

20. We note that you are reflecting the income tax benefit attributable to the net operating loss at the amount of the carry forward as opposed to the tax effect of the carry forward. Please refer to ASC 740 and revise as appropriate.

RESPONSE: We have ensured that the disclosure is in accordance with ASC 740.

Exhibits

21. Please file as an exhibit the form of the subscription agreement that you plan to use in this offering and to which you make reference on page 38.

RESPONSE: Subscription Agreement included, as recommended.

In response to the Commission's comments, the Company hereby acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

     and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

                                        Sincerely,


                                        /s/ John T. Root, Jr.
                                        -----------------------------------
                                        John T. Root, Jr.,
                                        Attorney for Mirax Corp